Exhibit 99.1

Sapiens Announces Cash Dividend of $0.20 Per Share and $9.8 Million in Total

Company seeks shareholder approval to move legal domicile to Cayman Islands

HOLON, Israel, October 18, 2017 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry with a growing presence in the financial services sector, announced today that its Board of Directors has approved the payment of a cash dividend of $0.20 per share. The dividend, which amounts to approximately $9.8 million in the aggregate, will be paid on Thursday, December 14, 2017 to Sapiens’ shareholders of record as of December 4, 2017.

Sapiens also announced that its Board of Directors has approved the migration of the legal domicile of the Company to the Cayman Islands from Curacao, the current legal domicile of Sapiens.

Each of the dividend payment and the migration of legal domicile is subject to Sapiens’ shareholders’ approval, which Sapiens intends to seek at the Company’s 2017 annual general shareholders meeting. That meeting is scheduled to be held on Wednesday, November 29, 2017. Sapiens’ Board of Directors will recommend that the Company’s shareholders approve both the payment of the dividend and the migration of legal domicile, as well as all other proposals for the meeting. The record date for shareholders entitled to vote at that meeting is October 24, 2017.

In recommending to the shareholders to approve the migration of the legal domicile of the Company to the Cayman Islands, Sapiens’ board of directors considered, among other things, the fact that there are significantly more public companies incorporated in the Cayman Islands than in Curacao. In addition, the Board of Directors believes that Cayman Islands corporate law provides boards of directors with broad discretion to exercise their judgment and that the Cayman Islands provides a business friendly regulatory environment and a predictable legal framework that provides more certainty with respect to various corporate matters. Consummation of the planned migration is subject to the Company’s receipt of an Israeli tax ruling and a certain Curacao tax approval.

The change of the Company’s corporate domicile will not affect the business, location, management, assets or liabilities of the Company, nor alter any shareholder’s ownership interest in the Company.

Roni Al Dor, President & CEO of Sapiens, noted: “Over the past few years, Sapiens has demonstrated significant growth in all areas of our business across expanded geographies, from both existing and new customers. We have consistently grown our revenues while investing in R&D to ensure that our software solutions continue to lead the market. We continued to grow both organically through existing and new customers as well as through Mergers & Acquisitions, such as the acquisition in the first quarter of 2017 of StoneRiver, through which we have significantly expanded our presence in the North American insurance industry. We are continuing to focus on our growth while improving our profitability level.”

“Our cash position and positive cash flow generation, together with continued improved profitability, enable us to pay a dividend to our shareholders.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. We offer integrated core software solutions and business services, and a full digital suite for the property and casualty/general insurance; life, pension and annuities; and reinsurance markets. Sapiens also services the workers’ compensation and financial and compliance markets.

Our portfolio includes policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance and decision management software. Sapiens’ digital platform features customer and agent portals, and a business intelligence platform. With a 30-year track record of delivering to more than 400 organizations, Sapiens’ team of over 2,500 operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2016 and subsequent reports and registration statements filed periodically with the Securities and Exchange Commission.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com